02022056

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AM 4/3/02

SEC FILE NO.
8- 36950

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Morgan Securities Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

New York (City) New York (State) 10017-2070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (212) 648-3932
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
MAR 1 2002
636

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas (ADDRESS) Number and Street — New York City — New York State — 10036 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AM 4/3/2002

J.P. Morgan Securities Inc.

(A wholly owned subsidiary of
J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
J.P. Morgan Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

J.P. Morgan Secyrities Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition (Dollars in thousands)
December 31, 2001

Assets	
Cash	$ 115,143
Receivable from brokers, dealers and clearing organizations	3,715,881
Receivable from customers	6,005,930
Securities purchased under agreements to resell	32,567,951
Securities borrowed	28,367,065
Financial instruments owned	24,636,342
Financial instruments owned, pledged to counterparties	11,323,775
Accrued interest receivable	520,285
Fixed assets, net of accumulated depreciation of $59,884	131,201
Current income taxes receivable	78,771
Other assets (includes goodwill of $686,201)	1,025,477
Total assets	$ 108,487,821
Liabilities and stockholder's equity	
Bank loans	$ 1,081,673
Notes payable	3,013,000
Securities sold under agreements to repurchase	65,913,343
Securities loaned	1,446,463
Payable to brokers, dealers and clearing organizations	3,885,880
Payable to customers	12,519,154
Financial instruments sold, not yet purchased	13,704,947
Accrued interest payable	229,762
Other liabilities and accrued expenses	1,954,342
	103,748,564
Liabilities subordinated to claims of general creditors	2,100,000
Total liabilities	105,848,564
Commitments and contingencies (Note 13)	
Stockholder's equity	2,639,257
Total liabilities and stockholder's equity	$ 108,487,821

The accompanying notes are an integral part of this financial statement.

1. Organization

Business changes and development

On December 31, 2000, J.P. Morgan & Co. Incorporated ("heritage Morgan") merged with and into The Chase Manhattan Corporation ("heritage Chase"). Upon consummation of the merger, heritage Chase changed its name to J.P. Morgan Chase & Co. ("JPMC").

As a result of the merger of heritage Morgan and heritage Chase, J.P. Morgan Securities Inc. ("heritage JPMSI") and Chase Securities Inc. ("heritage CSI") merged, effective May 1, 2001. The newly formed company was named J.P. Morgan Securities Inc. (the "Company" or "JPMSI"). The merger of heritage JPMSI and heritage CSI was accounted for in a manner similar to that of a pooling of interests. There were no changes to the accounting policies of the heritage entities as a result of this merger.

JPMSI is a wholly owned subsidiary of J.P. Morgan Securities Holding Inc. ("JPMSH") which, in turn, is a wholly owned subsidiary of JPMC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange ("NYSE") and other exchanges.

Description of business

The Company, in its fixed income business, acts as a primary dealer in U.S. government securities, makes markets in options, money market instruments and U.S. government agency securities, and underwrites and trades corporate debt and asset-backed securities. The Company advises clients on their business strategies through its investment banking capabilities by exploring the risks and rewards of such strategic alternatives as mergers and acquisitions, divestitures, privatizations and recapitalizations. JPMSI also advises clients on their capital structures and financing strategies by examining capital raising and financing alternatives. The capital needs of public sector clients are met by underwriting, structuring, placing and trading municipal bonds and notes. Through its equities business, the Company provides clients with the capabilities to raise necessary capital through underwriting common and preferred equity and convertible bonds, as well as providing clients with liquidity in the secondary markets through JPMC's global sales and trading network. The Company applies its expertise in the markets to structure derivative transactions to address the complex needs of clients.

2. Significant Accounting Policies

a. Accounting developments

As of January 1, 2001, JPMSI adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. During 2001, the Company did not designate any derivative instruments as hedges.

In June 2001 the FASB issued SFAS 141, "Business Combinations" ("SFAS 141"), which revises the financial accounting and reporting for business combinations, and SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which revises the financial accounting

and reporting for goodwill and other intangible assets. SFAS 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method no longer is allowed. SFAS 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria — the contractual-legal criterion or the separability criterion. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 as well as business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. This had no effect on JPMSI.

SFAS 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of SFAS 142 are required to be adopted January 1, 2002. Impairment losses that arise due to the initial application of SFAS 142 are required to be reported as a change in accounting principle. JPMSI has determined that the adoption of SFAS 142 will not result in an impairment of goodwill. In 2001, JPMSI continued to amortize on a straight-line basis over 15 years the goodwill associated with the acquisition of Hambrecht & Quist LLC which was completed in 2000.

b. Securities transactions

Principal securities transactions in regular way trades are recorded on the trade date, as if they had settled. Principal securities transactions in nonregular way trades are recorded on the Statement of Financial Condition on settlement date. Customers' securities transactions are recorded on settlement date.

c. Financial instruments

Financial instruments owned and financial instruments sold, not yet purchased, which include derivatives, are carried at fair value. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions, and meet financing objectives.

d. Repurchase and resale agreements

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be reacquired or resold including accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, the majority of which are U.S. government and agency securities, as compared to the

related receivable plus accrued interest and, as necessary, requests additional collateral. Certain of these transactions are accounted for as "buys" and "sells" in accordance with SFAS 140.

e. Securities borrowed and securities loaned
Securities borrowed and securities loaned for cash collateral are included on the Statement of Financial Condition at the amount of cash advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed against the collateral on a daily basis and obtains additional cash or securities, as necessary.

f. Income taxes
The results of operations of the Company are included in the consolidated federal, New York State and New York City tax returns filed by JPMC. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates. The significant components of deferred tax assets and liabilities relate primarily to compensation, benefits and merger expenses. In 2001, JPMC and the Company modified the tax sharing arrangement resulting in periodic payments from JPMC for outstanding deferred tax assets.

g. Fixed assets
Fixed assets are carried at cost less accumulated depreciation and amortization. JPMSI generally computes depreciation using the straight-line method over the useful life of an asset. JPMSI capitalizes certain costs associated with the acquisition or development of internal use software. Once the software is ready for its intended use, JPMSI amortizes these costs on a straight-line basis over the software's expected useful life.

h. Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Securities Segregated Under SEC Rule 15c3-3

As of December 31, 2001, U.S. treasury securities with a market value of $3,706 million, primarily collateralizing resale agreements, have been segregated in a special reserve bank account for the benefit of customers in accordance with SEC Rule 15c3-3.

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2001, which are valued at fair value, were as follows (dollars in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
U.S. government and agency	$ 18,422,475	$ 10,381,929
Corporate debt obligations	11,035,175	2,175,900
Certificates of deposit, bankers' acceptances and commercial paper	5,182,445	-
Common stock	584,442	995,663
State and municipal obligations	542,676	-
Derivative contracts	192,904	151,455
Less: Financial instruments owned, pledged to counterparties	(11,323,775)	-
	$ 24,636,342	$ 13,704,947

As of December 31, 2001, financial instruments owned includes corporate debt obligations issued by JPMC of $82 million.

Included in financial instruments owned above are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets (dollars in thousands):

	Amounts Pledged to Counterparties
U.S. agency securities	$ 9,000,000
U.S. government securities	2,323,775
	$ 11,323,775

5. Bank Loans

Bank loans at December 31, 2001 consist of collateralized and uncollateralized loans of $150 million and $932 million, respectively. Collateral with a market value of $263 million was pledged to secure the collateralized loans. These bank loans are short-term obligations, which bear interest based on the market rates for short-term borrowings.

6. Notes Payable

At December 31, 2001, the Company had uncollateralized short-term notes payable to unaffiliated parties of $2,113 million. Notes payable also include uncollateralized short-term borrowings from JPMC of $900 million. Such borrowings generally bear interest based on the market rates for short-term borrowings.

7. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMSH providing for maximum borrowings of $2,550 million. At December 31, 2001, $2,100 million was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2001 mature as follows: $600 million in 2002, $425 million in 2003, $875 million in 2004 and $200 million in 2005. These borrowings have been approved by the NYSE and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings bear interest at a rate based upon the London Interbank Offered Rate ("LIBOR").

8. Related Parties

The Company has significant transactions with JPMC and its subsidiaries. Such transactions are subject to substantially similar terms and conditions as those with nonrelated parties. Various JPMC subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

The Company engages JPMC personnel to provide technology and communications expertise and to support its corporate finance activities. Additionally, the Company leases substantially all of its office space from JPMC.

At December 31, 2001, significant balances with affiliates not disclosed elsewhere in the financial statement include amounts related to resale agreements and securities borrowed of $14,369 million and repurchase agreements and securities lent of $8,551 million. Payable to customers and payable to brokers, dealers and clearing organizations include affiliate balances of $8,234 million and $906 million, respectively. Receivable from customers and receivable from brokers, dealers and clearing organizations include affiliate balances of $522 million and $134 million, respectively.

During 2001 JPMSI received a $12.6 million capital contribution from an affiliate, primarily consisting of cash.

JPMSI is a co-owner of Lewco Securities Corp. ("Lewco"), a securities clearing firm that is a registered broker-dealer and member of each major U.S. stock exchange. At December 31, 2001, Lewco was owned 20% by JPMSI, 70% by JPMC and 10% by another broker-dealer. This investment is carried at its cost of $1.8 million on the Statement of Financial Condition.

9. Employee Compensation and Benefits

As of December 31, 2001, the domestic postretirement plans of heritage Morgan and heritage Chase were merged.

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, the Company's employees received annual incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and postretirement benefits

JPMSI's employees participate in the JPMC noncontributory domestic defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, JPMSI provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on JPMSI's share of covered medical benefits. The life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company and pension expense as well as postretirement healthcare and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC. Assets of JPMC's funded pension plan exceeded accumulated benefits at December 31, 2001. Disclosures of pension benefit obligations and other postretirement benefits including funded status, expense components and weighted-average actuarial assumptions for JPMC consolidated are included in the 2001 Annual Report of J.P. Morgan Chase & Co.

Employee stock based awards

Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans (LTI Plan) that provide for grants of common stock-based awards, including stock options, restricted stock and restricted stock units. Also, in January 2001, JPMC granted Value Sharing Plan awards under which options to purchase common stock were granted to eligible full-time (375 options) and part-time (188 options) Company employees. JPMC applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plans. Disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, are included in the 2001 Annual Report of J.P. Morgan Chase & Co.

10. Derivatives

The Company enters into various transactions involving derivatives including financial futures contracts, exchange-traded and over the counter options, mortgage-backed to-be-announced securities ("TBA securities"), securities purchased and sold on a when-issued basis ("when-issued securities"), securities purchased and sold on a delayed settlement basis ("delayed delivery transactions") and swaps. These derivative instruments are held for trading purposes, which include meeting the needs of clients and hedging proprietary trading activities, and are subject to varying degrees of market and credit risk.

Financial futures contracts represent standardized exchange-traded agreements to receive or deliver a specified financial instrument at a specified future date and price. Forward contracts represent an agreement to receive or deliver a specified financial instrument at a specified future date and price. TBA contracts represent commitments to purchase or sell mortgage-backed securities for

delivery at an agreed-upon specific future date, however, the specific securities have not yet been identified. When-issued securities represent commitments to purchase or sell securities authorized for issuance but not yet issued. Delayed delivery transactions involve deferral of the settlement date to some point in the future as agreed upon by both buyer and seller. An option contract provides the option purchaser with the right but not the obligation to buy or sell the underlying security. The option writer is obligated to sell or buy the underlying security if the option purchaser chooses to exercise. Interest rate swaps involve the exchange of payments based upon fixed or floating rates applied to a notional amount. Total rate of return swaps involve one counterparty agreeing to pay the total return on an underlying reference asset to its counterparty in exchange for a floating rate.

The timing of cash receipts and payments on these financial instruments is determined by contractual agreement. The fair values associated with these instruments can vary depending upon movements in the price of an underlying asset or index.

The amounts at risk are generally limited to the unrealized gains on the instruments and will vary based upon changes in fair value.

The fair value of financial derivative assets and liabilities at December 31, 2001 and the average fair value balances during 2001, based on month-end balances, are as follows (dollars in millions):

	Fair Value	Average Fair Value
Assets		
Futures and forward contracts	$ -	$ 1
TBA, when-issued and delayed delivery	538	514
Purchased options	192	198
Swaps	1	2
	$ 731	$ 715
Liabilities		
Futures and forward contracts	$ 4	$ 5
TBA, when-issued and delayed delivery	610	538
Written options	100	127
Swaps	51	35
	$ 765	$ 705

The Company clears all of its futures transactions through an affiliated company, J.P. Morgan Futures Inc. The net variation margin on futures contracts is reflected on the Statement of Financial Condition as an asset or liability, as appropriate. The fair value of forward contracts, options and swaps represents the sum of any cash premium paid or received and the unrealized gain or loss on these contracts and is reflected on the Statement of Financial Condition in financial instruments owned or financial instruments sold, not yet purchased.

Amounts receivable and payable for securities that have not reached the contractual settlement date are recorded net on the Statement of Financial Condition and are reflected in receivable from brokers, dealers and clearing organizations or payable to brokers, dealers and clearing organizations. At December 31, 2001, amounts payable for securities purchased of $2,198 million were netted against amounts receivable for securities sold, to arrive at a net trade date receivable of $478 million.

11. Risk Management

In the ordinary conduct of business, the Company manages a variety of risks. Market risk, credit risk, liquidity risk and operational risk are chief among them. The Company identifies, measures and monitors risk through various control mechanisms, including the establishment of position limits and diversifying exposures and activities across a variety of instruments, markets and clients. New businesses and material changes to existing businesses are subjected to reviews to assure management that significant risks are identified and appropriate control procedures are in place.

Market risk is the risk of loss relating to the change in value of a financial instrument or a portfolio due to changes in the value of market variables, such as interest rates, foreign exchange rates, credit spreads and equity and commodity prices. Procedures are in place to identify, measure, monitor and control market risk. The Company mitigates market risk through a series of limits, which are used to align corporate risk appetite with risk taking activities. Value-at-Risk ("VAR") limits and stress-loss advisory limits are approved by the Risk Management Committee and reviewed by the Board of Directors of JPMC. VAR limits apply at the aggregate corporate and business unit levels. VAR is a measure of the dollar amount of potential loss from adverse market moves in an everyday market environment, at the 99% confidence level. The VAR methodology is a statistical measure based on historical simulation. Stress testing discloses market risk under plausible events in abnormal markets. Diagnostic information is used to continually evaluate the reasonableness of the VAR model, including daily "back testing" of VAR against actual financial results. Stress test methodology is designed to capture the decreased liquidity that frequently accompanies abnormal markets and results in a conservative stress loss estimate. These methodologies are discussed in greater detail in the 2001 Annual Report of J.P. Morgan Chase & Co.

The Company is engaged in various trading and brokerage activities whose counterparties include corporations, domestic financial institutions, the U.S. government and its agencies, pension funds, mutual funds and leveraged funds. Credit risk arises from the possibility that counterparties may default on their obligations to the firm. These obligations arise from the extension of credit in trading activities, and from participation in payment and securities settlement transactions on the Company's behalf and as agent for clients. The Company manages credit risk on an individual transaction, counterparty level and portfolio basis. Credit limits for individual clients and counterparties are established by credit officers. The Company attempts to limit its credit risk associated with all transactions by dealing with creditworthy counterparties and obtaining collateral where appropriate.

Liquidity risk arises in the general funding of the Company's activities and in the management of positions. It includes both the risk of being unable to fund the portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a

reasonable price. Procedures are in place to identify, measure and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors or external events. The Company attempts to mitigate operating risk by maintaining a comprehensive system of internal controls. This includes the establishment of systems and procedures to monitor transactions, positions and documentation. These procedures include the segregation of duties in trading, clearing and settlement functions and the preparation of reconciliations to ensure that transactions and accounts are properly supported.

Legal risk arises from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting or netting of mutual obligations. The Company seeks to remove or minimize such uncertainties through continuous consultation with internal and external legal advisers to analyze and understand the nature of legal risk and to improve documentation.

12. Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are carried at fair value. Management estimates that the aggregate net fair value of other assets and liabilities recognized on the Statement of Financial Condition (including resale and repurchase agreements, securities borrowed and loaned, receivables and payables, and short-term and long-term borrowings) approximates their carrying value, as such assets and liabilities are short-term in nature, bear interest at current market rates or are subject to repricing.

13. Commitments and Contingencies

At December 31, 2001, the Company had commitments to enter into future resale and repurchase agreements totaling $3,586 million and $2,800 million, respectively. At December 31, 2001, U.S. government and agency securities with a market value of approximately $160 million had been pledged to counterparties as collateral against securities borrowed from these counterparties with a market value of approximately $156 million. Financial instruments sold, not yet purchased represent obligations of the Company to purchase such instruments at a future date. The Company may incur a loss if the market value of the instruments subsequently increase.

In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. No such letters of credit were outstanding at December 31, 2001. Securities with a market value of $713 million were used at December 31, 2001, to satisfy margin deposits at clearing and depository organizations.

In the ordinary course of business, JPMSI pledges firm owned securities as collateral for various business activities. Of these assets pledged, $17,220 million cannot be sold or repledged by the secured party.

At December 31, 2001, the fair value of collateral received by JPMSI that can be sold or repledged totaled $85,700 million. Such collateral is generally obtained under resale and securities borrowed

agreements. Of this collateral, $82,505 million has been repledged or sold, generally as collateral under repurchase agreements or to cover short sales.

Aggregate annual rentals for office space under noncancelable operating leases are as follows (dollars in thousands):

2002	$ 35,364
2003	46,636
2004	46,231
2005	45,556
2006	33,480
Thereafter	369,683
	$ 576,950

Certain of these leases have escalation clauses.

JPMSI has been named as a defendant or third-party defendant in fifteen actions that were filed in either the United States District Court for the Northern District of Oklahoma or Oklahoma and New York State courts beginning in October 1999 arising out of the failure of Commercial Financial Services, Inc. ("CFS"). Plaintiffs in these actions are institutional investors who purchased over $1.6 billion in original face amount of asset-backed securities issued by CFS. The securities were backed by delinquent credit card receivables. In addition to JPMSI, the defendants in various of the actions are the founders and key executives of CFS, as well as its auditors, its outside counsel and the rating agencies that rated the securities. JPMSI is alleged to have been the investment banker to CFS and to have acted as initial purchaser and as placement agent in connection with the issuance of certain of the securities. Plaintiffs allege that defendants either knew or were reckless in not knowing that the securities were sold to plaintiffs on the basis of misrepresentations and omissions of material facts. The complaints against JPMSI assert claims under the Securities Exchange Act of 1934, the Oklahoma Securities Act, and under common law theories of fraud and negligent misrepresentation. In the actions against JPMSI, damages in the amount of approximately $1.2 billion allegedly suffered as a result of defendants misrepresentations and omissions, plus punitive damages, are being claimed.

In addition to the above, JPMSI has been named a defendant in various other legal proceedings. Some of the civil actions have been brought on behalf of various classes of claimants and seek damages of material or indeterminate amounts.

JPMSI is contesting the allegations made in each pending matter and believes, based on current knowledge and after consultation with counsel, that the aggregate liability or loss, if any, resulting from these claims will not have a material adverse effect on its financial condition.

14. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method under Rule 15c3-1(a)(ii), which requires a

broker or dealer to maintain at all times net capital, as defined, at the greater of $1 million or 2% of aggregate debit items arising from customer transactions.

At December 31, 2001, the Company had net capital, as defined under such rules, of $1,712 million and a net capital requirement and excess net capital of $233 million and $1,479 million, respectively.